Filed by Ruckus Wireless, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ruckus Wireless, Inc.

Form S-4 File No.: 333-211039

From:	Selina Lo
To:	Ruckus Employees
Date:	Tuesday, May 3, 2016
Subj:	Brocade

Ruckus team,

Yesterday Brocade pre-announced preliminary FYQ2 financial results that is expected to fall below previously provided guidance. Below please see the email that Lloyd sent out to the Brocade employees afterwards. As Brocade is in its quiet period, Lloyd cannot disclose any more information than what Brocade filed with the SEC.

I know that we are all disappointed by this turn of events, but Brocade is not alone in feeling the impact of the negative macroeconomics environment. Despite this near term setback, the synergies between our companies will still enable the combined organization to be more competitive and resourceful in the near term and allow us to continue to invest in long term TAM expansion opportunities.

If you have questions or just want to talk, please do not hesitate to reach out to me or any of the exec staff.

selina

Selina Lo

CEO

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, CA 94089

+x.xxx.xxx.xxxx (direct)

x@ruckuswireless.com

Twitter: @SLOTalking

www.ruckuswireless.com

This email may contain confidential and privileged material for the sole use of the intended recipient. Any unauthorized review, use or distribution by others is strictly prohibited. If you have received the message in error, please advise the sender by reply email and delete the message. Thank you.

From:	Lloyd Carney
To:	All Brocadians
Date:	Tuesday, May 3, 2016
Subj:	Preliminary Q2 Financial Results

—————————————-This message is intended for ALL Brocade Employees—————————————

As you probably saw, on Monday we issued a press release announcing our preliminary fiscal Q2 financial results. This is a common practice when a company expects its final results to be below previously issued guidance. In our case, we announced that we expect Q2 revenues to be in the range of $518 million to $528 million, compared to the estimate of $542 million to $562 million that we provided in February. We also announced that our non-GAAP diluted earnings per share is expected come in slightly below previous guidance, in the range of $0.21 to $0.23 per share, compared to the range of $0.22 to $0.24 announced in February.

We’re obviously disappointed that our revenue and non-GAAP diluted earnings per share was lower than expected in Q2, which is traditionally our slowest quarter. From our competitors to our partners, Q2 is proving to be a tough quarter for many companies in our industry. That’s not an excuse, just the reality of the softer than expected macroeconomic environment we’re in today. It’s more important than ever that we all stay hyper-focused and execute well against our FY16 goals.

One thing I want to make clear is that the preliminary results we announced are not because of our recent announcement with Ruckus Wireless. In fact, we believe that adding Ruckus to the Brocade family will help position us more strongly in the future, with an expanded market reach, a more diversified product portfolio and revenue mix, and incremental opportunities for growth.

We expect people will speculate about the reasons for the lower preliminary financial results, and some of you will get inquiries about the announcement. Until we report our final earnings on May 19, the only statements we’re making are those in Monday’s press release. If you get questions from customers, partners or anyone else, please refer them to our announcement. We all need to operate as ‘business-as-usual’ and be particularly mindful of not disclosing confidential information.

We’ll be sending out meeting makers soon for our earnings call on May 19 and the Q2 All Hands meeting, where we’ll discuss in more detail our Q2 results and the path forward.

Lloyd

Non-GAAP Financial Measures

To supplement diluted earnings per share presented on a GAAP basis, the Company provides non-GAAP diluted earnings per share. An explanation of the ways in which management of the Company uses non-GAAP diluted earnings per share, the substance behind management’s decision to use non-GAAP diluted earnings per share, the material limitations associated with the use of non-GAAP diluted earnings per share, the manner in which management compensates for those limitations, and the substantive reasons why management believes that non-GAAP diluted earnings per share provides useful information to investors is included under “Non-GAAP Financial Measures” in the press release filed as Exhibit 99.1 to Brocade’s Current Report on Form 8-K filed on May 2, 2016 (the “Form 8-K”). An estimate of GAAP diluted earnings per share for the second fiscal quarter ended April 30, 2016 has not been provided as the Company has not yet completed its accounting for the period. Similarly, a reconciliation of non-GAAP diluted earnings per share to GAAP diluted earnings per share is not available without unreasonable effort.

Additional Information About the Ruckus Transaction and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On April 29, 2016, Brocade filed a registration statement on Form S-4 (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents (collectively, the “Registration Statement”)) related to the transaction with the U.S. Securities and Exchange Commission (the “SEC”), and may file additional amendments thereto. Also on April 29, 2016, Brocade and a wholly-owned subsidiary of Brocade filed a tender offer statement on Schedule TO related to the transaction with the SEC and may file additional amendments thereto. In addition, on April 29, 2016, Ruckus filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. Brocade and Ruckus may also file other documents with the SEC regarding the transaction. This communication is not a substitute for the Registration Statement, Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 or any other document that Brocade or Ruckus may file with the Securities and Exchange Commission related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR STOCK. The Exchange Offer Materials are available to all holders of Ruckus stock at no expense to them at the SEC’s website at www.sec.gov. Copies of the Registration Statement, the Tender Offer Statement and the Solicitation/Recommendation Statement may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com.

Forward-Looking Statements

As Brocade has not completed its quarter-end close and its full analysis of the financial results for the second fiscal quarter ended April 30, 2016, the preliminary financial results presented in this communication are estimated and preliminary, and, therefore, may change, and actual financial results may differ materially from these estimates. In addition, this communication contains other forward-looking statements including, but not limited to, statements regarding Brocade’s financial results, goals, plans, strategy, business outlook and prospects. These statements are based on current expectations as of the date hereof and involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. These risks, uncertainties and assumptions include, but are not limited to the risks uncertainties and assumptions identified in the Form 8-K, in Brocade’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and in Brocade’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 30, 2016. Brocade does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.